FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of March 2021

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Takeda to Host Growth and Emerging Markets Strategic Update Call
99.1	Growth and Emerging Markets (GEM) Investor Day Presentation

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: March 11, 2021	By:	/s/ Christopher O'Reilly
Christopher O'Reilly Global Head of Investor Relations

Takeda Information

Takeda to Host Growth and Emerging Markets Strategic Update Call

Osaka, JAPAN, March 11, 2021 – Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) (“Takeda”) will host its Growth and Emerging Markets Strategic Update Call from 6:30 a.m. to 8:15 a.m. on March 11, 2021, EST (8:30 p.m. to 10:15 p.m. on March 11, 2021, JST). The presentation is now available as attached. In the conference call, Takeda will showcase its ambition for above-market, double-digit revenue growth of its Growth and Emerging Markets Business Unit.

A webcast of the conference call is available on the IR Events page at https://www.takeda.com/investors/ir-events/.

Media Contacts:		Investor Relations:
Japanese Media Kazumi Kobayashi kazumi.kobayashi@takeda.com +81 (0) 3-3278-2095	Media outside Japan Holly Campbell holly.campbell@takeda.com +1 (617) 588-9013	Christopher O’Reilly takeda.ir.contact@takeda.com +81 (0) 3-3278-2306
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